Mail Stop 3561

      	March 16, 2006


Via U.S. Mail

William O`Neill
Option One Mortgage Acceptance Corporation
3 Ada
Irvine, CA  92618

Re: 	Option One Mortgage Acceptance Corporation
	Amendment No. 2 to Registration Statement on Form S-3
	Filed March 2, 2006
	File No. 333-130870

Dear Mr. O`Neill:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked copy you provided.

Prospectus Supplement
The Mortgage Pool, page S-28
1. We note your response to prior comment 2, however, we believe that delinquency disclosure is best presented with the statistical information regarding the asset pool that begins on page S-28.
Please
revise accordingly.

Base Prospectus
Description of Credit Enhancement, page 47
2. We note that the disclosure in the second full paragraph on page 48 indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Derivatives, page 53
3. We note your response to prior comment 3, however, we reissue in part. Please delete all references to credit default swaps from the filing. Alternatively, you may provide a detailed discussion of how the credit default swaps will operate. For instance, you should explain whether the issuing entity will pay premiums to the counterparty, what the defined credit events are and what happens when a credit event occurs.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3454 with any other questions.

      	Regards,


      	Sara D. Kalin
      	Branch Chief-Legal

cc:	Richard M. Horowitz, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751
??

??

??

??

Mr. William O'Neill
Option One Mortgage Acceptance Corporation
March 16, 2006
Page 1